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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Wyant Corporation.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    441069101
                                 (CUSIP Number)

                               Donald C. MacMartin
                                 Wood Wyant Inc.
                                1475 32nd Avenue
                            Lachine (Quebec) H8T 3J1
                                  514-636-9926

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                           Kenneth E. Adelsberg, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000

                                November 6, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), (f) or (g), check the following: / /
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CUSIP NO. 441069101
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         1)       NAME OF REPORTING PERSON

                  Donald C. MacMartin
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         2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  N/A
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         3)       SEC USE ONLY

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         4)       SOURCE OF FUNDS

                  PF
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         5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)

                  N/A
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         6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada
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NUMBER OF                  7        SOLE VOTING POWER
SHARES 33,200 shares, plus rights to acquire an additional 140,001 shares through exercise of options

BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                                    0

EACH PERSON                9        SOLE DISPOSITIVE POWER
                                    33,200 shares, plus rights to acquire an additional 140,001 shares through exercise of options

WITH                       10       SHARED DISPOSITIVE POWER
                                            0
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         11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  33,200 shares, plus rights to acquire an additional 140,001 shares through exercise of options
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         12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES

                  N/A
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         13)      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

                  7.08%
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         14)      TYPE OF REPORTING PERSON

                  IN
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                                 AMENDMENT NO.1
                                       TO
                                  SCHEDULE 13D

         The Items identified below are amended. Capitalized terms used herein which have not been defined shall have the meaning ascribed to them in the initial filing of the Schedule 13D dated November 18, 1997. On May 21, 1998 the Company effected a 4 for 3 stock split. All numbers stated below reflect such stock split.

Item 4. Purpose of Transaction.

         The purpose of the acquisition of securities of the Company is investment. In connection with his duties as President and Chief Executive Officer of the Company, Mr. MacMartin has received options to purchase a total of 140,001 shares of Common Stock. Currently, Mr. MacMartin holds 33,200 shares of Common Stock, plus options to purchase an additional 140,001 shares of Common Stock. Mr. MacMartin has no plans or proposals of the type described in Item 4.

Item 5. Interest in Securities of the Issuer.

         (a) As of the close of business on November 6, 1998, Mr. MacMartin beneficially owned 33,200 shares of Common Stock, and beneficially owned options to purchase an additional 140,001 shares of Common Stock. The shares of Common Stock owned by Mr. MacMartin, together with the additional shares of Common Stock obtainable pursuant to the exercise of options held by Mr. MacMartin, represent approximately 7.08% of the outstanding shares of Common Stock, based on 2,273,817 shares of Common Stock outstanding, plus 140,001 shares of Common Stock issuable pursuant to the exercise of the options held by Mr. MacMartin.

         (b) Mr. MacMartin has sole power to direct the vote and the disposition of the securities referenced in clause (a) above.

         (c) Mr. MacMartin has not effected any transactions in Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.




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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

\s\ Donald C. MacMartin
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    Donald C. MacMartin

December 9, 1998

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